SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

Global X Genomics & Biotechnology ETF

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

37954Y434

(CUSIP Number)

April 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 37954Y434	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 292,767
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 205,107
	8)	Shared Dispositive Power 87,660
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 292,767
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 15.01
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 37954Y434	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 292,767
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 205,107
	8)	Shared Dispositive Power 87,660
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 292,767
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 15.01
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 37954Y434	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 292,767
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 205,107
	8)	Shared Dispositive Power 87,660
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 292,767
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 15.01
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 37954Y434	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 23,062
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 23,062
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,062
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 1.18
12)	Type of Reporting Person (See Instructions) BK

Page 6 of 9 Pages

ITEM 1(a) -	NAME OF ISSUER:

Global X Genomics & Biotechnology ETF

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o Global X Funds

600 Lexington Avenue, 20th Floor

New York, New York 10022

ITEM 2(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.;

PNC Bank, National Association; and PNC Delaware Trust Company

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

ITEM 2(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Delaware Trust Company – Delaware

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) -	CUSIP NUMBER:

37954Y434

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 7 of 9 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of April 30, 2020:

(a) Amount Beneficially Owned:	292,767

(b) Percent of Class:	15.01

(c) Number of fund shares to which such person has:

(i) sole power to vote or to direct the vote	292,767

(ii) shared power to vote or to direct the vote	-0-

(iii) sole power to dispose or to direct the disposition of	205,107

(iv) shared power to dispose or to direct the disposition of	87,660

Of the total fund shares reported herein, 269,705 are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total fund shares reported herein, 23,062 are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the

Act, or for any other purposes.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 8 of 9 Pages

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2020		May 11, 2020
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Janet Jolles
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Bancorp, Inc.
Gregory H. Kozich, Senior Vice President & Controller		Janet Jolles, Chairman & President
Name & Title		Name & Title

May 11, 2020		May 11, 2020
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Janet Jolles
Signature – PNC Bank, National Association		Signature – PNC Delaware Trust Company
Gregory H. Kozich, Executive Vice President & Controller		Janet Jolles, Fiduciary Director
Name & Title		Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT

May 11, 2020

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) with respect to the fund shares issued by Global X Genomics & Biotechnology ETF.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(d) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to this Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Senior Vice President & Controller

PNC BANCORP, INC.

BY:	/s/ Janet Jolles
Janet Jolles, Chairman & President

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Executive Vice President & Controller

PNC DELAWARE TRUST COMPANY

BY:	/s/ Janet Jolles
Janet Jolles, Fiduciary Director